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Starring Clara Bow, Inc.

A bound-for-Broadway musical on the life of silent film star, Clara Bow.



⬤ Small OPO
🏠 Cheyenne, WY
🏷 Music

0% funded with 159 days left

Company (/startup/starring-clara-bow)   Team (/startup/starring-clara-bow/team)   Offering Details (/startup/star...

With incredible music and lyrics, and a wonderful rags-to-riches story of Clara Bow, Hollywood's most famous silent film star, our musical has the potential to be a wonderfully entertaining Broadway

http://www.StarringClaraBow.com (http://www.StarringClaraBow.com)

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Broadway's Next Blockbuster

"Starring Clara Bow"

Book and Lyrics by Jeffery Mundy and Music by Barry Fasman

Our bound-for-Broadway musical tells the story of America's first sex symbol, and Hollywood's most popular silent movie star, Clara Bow. An amazing script and songs bring to life the story of Clara's meteoric rise from poverty to super-stardom—complete with torrid affairs with Victor Fleming, Gary Cooper, and Gilbert Roland, as well as her walk away from Hollywood at the age of 26 to marry the man of her dreams.

This fascinating true story has all the earmarks of a magnificent piece of entertainment.



Clara Bow



Jewels Jaselle Auditions for "Starring Clara Bow"

Clara Bow's Story

Rags to Riches to Rags Again



The most attractive aspect of our musical is Clara's story.

She experienced untold suffering in a Brooklyn tenement from an abusive father and mentally ill mother. Winning a movie magazine contest bought her a trip to Hollywood but her suffering was not over. Though immensely popular with the movie-going public, she was ostracized by the Hollywood elite and would eventually be betrayed by her own bookkeeper.

Our wonderful music, script, and choreography capture Clara's exciting time as the biggest screen star in Hollywood's silent era, to the utter depths of depression, and then finally to finding the love of her life and leaving Hollywood at the young age of 28.

The Journey of Our Show

From Workshop to World Premiere

After two years of work and two sold-out early productions of our musical, the company now owns a refined libretto (script) and completed and recorded songs for the show. These elements enable potential investors to hear the songs in the show, read the script, see suggested cast members perform in a workshop production, and evaluate the show's potential.

When we reach our second-tranche-funding goal of at least $148,100.00, we will first produce a refined workshop version of the musical and try out this production in a market outside of New York. This also allows us to cast and rehearse the principal actors before a New York opening.

The out-of-New York workshop production may or may not produce a profit, but refining the show in this manner at an earlier stage usually leads to a more successful run on Broadway.











The Broadway Business Model

Ain't No Business Like Show Business (Still!)



What happens when you've got a hit?

We're talking HAMILTON.

According to Deadline Hollywood, as of April 2015, the musical had grossed $165M since its Broadway debut on July 13, 2015, with premium tickets selling at prices of $549 each for the best seats.

Hamilton now grosses $1.5M per week. While it takes 40% of that to cover the rent at the Richard Rogers Theatre, pay salaries and cover advertising and other costs, what is left is about $900,000 per week before royalties are paid.

But what if it's not HAMILTON?

The production of a Broadway musical is an extremely expensive undertaking, usually requiring $5M to $20M to open in New York. Investors typically only make a return on such an investment if the show makes it to Broadway and enjoys critical success and a long run. Even if a show is highly acclaimed, it may not catch on

How do profits get shared on Broadway?

Who gets top billing?

Using Hamilton again as an example, the Public Theatre where it all started gets a 1% royalty of the adjusted box office weekly gross. The author gets 7%. The producers split 3% plus a $3K per week admin fee. The director gets 2%. The choreographer gets 1.5 % and other creative's share in the remaining royalty pool.

After royalties are paid, the rest goes to investors until the $12.5 million needed to produce the show is recouped. After their investment is recouped, investors may enjoy a share of the profits.

Hamilton was 25% of the way to recoupment 5 weeks after it opened.

What are royalties?

What's a book of songs worth?

In this world of multimillion-dollar investments, enormous profits, and equally enormous losses, the book writer, composer, and lyricist of a Broadway musical can earn large amounts of money during the New York run, as well as for many years after the final curtain goes down on Broadway.

Many composers and lyricists in this field are governed by the minimum compensation standards and guidelines for the participation of income of the Dramatists Guild contract.

with audiences and may not run long enough to
recoup those costs, let alone pay out additional
sums to investors.

Join In Our Unique Production!





Obviously, the most significant revenue stream for any Broadway show is ticket sales. But we also anticipate numerous ancillary opportunities for multiple revenue streams such as:

• Regional shows of the play outside of New York.
• Sales of song recordings.
• Licensing rights for worldwide markets.
• Book and motion picture rights.
• Broadway memorabilia

It is hard to estimate the potential revenues from each of these streams in advance of a Broadway run, but we estimate these multiple revenue streams could be considerable if the Broadway run is successful. Our intention is to pay any net revenues, after paying any debt that the company may incur in the future, to shareholders on a pari passu basis, with everyone holding the same class of stock as the principals, and with the same voting rights. However, any determination to pay dividends in the future will be at the discretion of our board of directors.

The company's sole asset and business is the creation and production of this bound-for-Broadway musical and related rights. All rights to the intellectual property (songs, libretto and music) created for the show are now owned by the company, which means the company can use them to generate revenues from future licensing and publishing rights and road shows. You can listen to our complement of musical numbers and read the script and judge whether you think this music and this script are good enough to make it to Broadway. The songs from our show, as well as additional video clips can be found on our website:

www.StarringClaraBow.com

Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable,

exceed $10,000.



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This offering is not live or open to the public at this moment.

Starring Clara Bow, Inc.

A bound-for-Broadway musical on the life of silent film star, Clara Bow.

- Small OPO
- Cheyenne, WY
- Music

0% funded with 159 days left

Company (/startup/starring-clara-bow) **Team (/startup/starring-clara-bow/team)** Offering Details (/startup/starr

Meet the Team

Barry Alan Fasman
CEO, Musician
TBD
(https://null) (https://null) (https://null)

Jeffery Steven Mundy
COO, Writer & Lyricist
TBD
(https://null) (https://null) (https://null)







Gene Massey
CFO
TBD
(https://null)

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This offering is not live or open to the public at this moment.

Starring Clara Bow, Inc.

A bound-for-Broadway musical on the life of silent film star, Clara Bow.

● Small OPO
⌂ Cheyenne, WY
🏷 Music

0% funded with 159 days left

Company (/startup/starring-clara-bow)   **Team (/startup/starring-clara-bow/team)**   **Offering Details (/startup/star**

Offering Terms

StarringClaraBow, Inc. is offering 100,000 shares of common stock at $10.00 per share for a total of $1,000,000. USD in our Regulation CF offering. All stock has full voting rights and is the same class of stock held by the officers and principal shareholders. There are no other classes of stock, nor warrants or preemptive rights.

Annual Report

View Starring Clara Bow, Inc.'s Annual Report (http://www.StarringClaraBow.com/annualreport)

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$10,241,878.66	USD	$0.00	USD
Cash & Cash Equivalents	$3,878.66	USD	$0.00	USD
Accounts Receivable	$5,000.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$20,050.00	USD	$0.00	USD
Revenues / Sales	$5,000.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$11,521.34	USD	$0.00	USD

Finances

Balance Sheet

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-

bow/documents/balance_sheet/SCB_balance_sheet_v2.pdf)

Income Statements

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/income_statements/StarringClaraBow_Income_Statement.pdf)

Statement of Cash Flow

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/statement_of_cash_flow/SCB_Cash_Flows.pdf)

Statement of Changes in Equity For Past 2 Years

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/statement_of_equity_changes_past_2_years/SCB_Changes_in_Equity.pdf)

Anticipated Business Plan

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/anticipated_business_plan/BP_placeholder.pdf)

Any Related Party Transaction

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/any_related_party_transaction/SCB_Related_Party_Transactions.pdf)

Description of Intended Use of Proceeds

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/description_of_intended_use_of_proceeds/SCB_USE_OF_PROCEEDS.pdf)

Ownership and Capital Structure

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/ownership_and_capital_structure/SCB_Ownership_and_Capital_Structure.pdf)

Material Terms of Any Indebtedness

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/material_terms_of_any_indebtedness/SCB_Notes_payable.pdf)

Financial Condition

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/financial_condition/SCB_Financial_condition.pdf)

Background of Directors and Officers

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/background_of_directors_and_officers/SCB_The_Team.pdf)

Independent Accountant's Review

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/independent_accountants_review/StarringClaraBow_Review_Report__v4_.pdf)

Any Events Triggering Disqualification

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/any_events_triggering_disqualification/SCB_Any_Events_Triggering_Disqualification.pdf)

Exempt Offerings

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-
bow/documents/exempt_offerings/SCB_Exempt_Offerings.pdf)

Risk Factors

(https://d19j0qt0x55bap.cloudfront.net/production/startups/starring-clara-bow/documents/file/SCB_Risk_Factors.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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